================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                TENDER OFFER STATEMENT UNDER SECTION 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                               (FINAL AMENDMENT)

                          PENNZOIL-QUAKER STATE COMPANY
                   (NAME OF SUBJECT COMPANY AND PERSON FILING)

                       OPTIONS TO PURCHASE COMMON STOCK,
      PAR VALUE $.10 PER SHARE, HAVING AN EXERCISE PRICE OF $24.00 OR MORE
                        (TITLE OF CLASS OF SECURITIES)


                                    709323109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 LINDA F. CONDIT
                     VICE PRESIDENT AND CORPORATE SECRETARY
                                 PENNZOIL PLACE
                                  P.O. BOX 2967
                            HOUSTON, TEXAS 77252-2967
                                 (713) 546-4000
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:
                             DARRELL W. TAYLOR, ESQ.
                               BAKER BOTTS L.L.P.
                                 ONE SHELL PLAZA
                                  910 LOUISIANA
                            HOUSTON, TEXAS 77002-4995
                                 (713) 229-1313

                            CALCULATION OF FILING FEE

==============================================================================
         Transaction Valuation*                  Amount of Filing Fee
------------------------------------------------------------------------------
               $2,109,140                               $422
==============================================================================

* Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumes the purchase of all options for which this offer is being made.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $422       Filing Party: Pennzoil-Quaker State Company
Form or Registration No.: Schedule TO             Date Filed: September 26, 2000



================================================================================

         This Final Amendment to the Tender Offer Statement on Schedule TO reports the final results of the offer by Pennzoil-Quaker State Company, a Delaware corporation (the "Company"), to purchase for cash outstanding options to purchase shares of its common stock, par value $.10 per share, having an exercise price of $24.00 or more, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2000 (as amended, the "Offer to Purchase"), and the related Letter of Transmittal (as amended, the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"). The Offer expired on October 11, 2000. The Company accepted for purchase options exercisable for 1,236,099 shares of its common stock. The Company will pay a total purchase price of approximately $1.4 million for the tendered options. Payment for all options accepted for purchase in the Offer will occur promptly.

ITEM 12. EXHIBITS.

         (a) (1) Offer to Purchase, dated September 11, 2000, as amended.

             (2) Form of Letter of Transmittal, as amended.

             (3) Form of Letter to Holders.

             (4) Form of Letter to Holders, dated October 5, 2000.

             (5) Form of Letter to Holders, dated October 11, 2000.*

         (b), (d), (g) and (h)  Not applicable.


------------------
* Filed herewith. All other exhibits have been previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to the Schedule TO is true, complete and correct.

                                       PENNZOIL-QUAKER STATE COMPANY



                                       By: /s/ LAURIE K. STEWART
                                           -------------------------------------
                                           Laurie K. Stewart
                                           Vice President and Treasurer


Dated:   October 13, 2000

                               INDEX TO EXHIBITS

         (a) (1) Offer to Purchase, dated September 11, 2000, as amended.

             (2) Form of Letter of Transmittal, as amended.

             (3) Form of Letter to Holders.

             (4) Form of Letter to Holders, dated October 5, 2000.

             (5) Form of Letter to Holders, dated October 11, 2000.*


         (b), (d), (g) and (h) Not applicable.

--------------------
* Filed herewith. All other exhibits have been previously filed.